VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

April 21, 2016

VIA EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Balanced Portfolio, Inc.

(File Nos.  33-27247; 811-5773)

Voya Intermediate Bond Portfolio

(File Nos.  2-47232; 811-2361

Voya Investors Trust

(File Nos. 33-23512; 811-5629)

Voya Money Market Portfolio

(File Nos. 2-53038; 811-2565)

Voya Partners, Inc.

(File Nos. 333-32575; 811-08319)

Voya Variable Funds

(File Nos. 2-51739; 811-2514)

Voya Variable Portfolios, Inc.

(File Nos. 333-05173; 811-7651)

Dear Ms. Browning:

This letter responds to comments provided to Nancy Fanning, Kristen Freeman, Jennifer Pauley, and Jay Stamper on March 28, 2016, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for Post-Effective Amendment Nos. 58, 91, 123, 85, 72, 97, and 82 (each an “Amendment” and collectively, the “Amendments”) to the Registration Statements of Voya Balanced Portfolio, Inc., Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Money Market Portfolio, Voya Partners, Inc., Voya Variable Funds, and Voya Variable Portfolios, Inc., respectively, (each a “Registrant” and collectively the “Registrants”). These Amendments were filed on February 11, 2016, February 12, 2016, and February 16, 2016 to the Registration Statements on Form N-1A for each Registrant. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL

1.                                      Comment:                                     The Staff requested that the Registrants confirm that all missing or bracketed information in each prospectus or SAI and any missing exhibits will be included in subsequent Post-Effective Amendments.

Response:                                        The Registrants so confirm.

2.                                      Comment:                                     The Staff requested that the Registrants make all conforming changes in all Prospectuses and SAIs.

Response:                                        The Registrants will make all conforming changes.

3.                                      Comment:                                     The Staff requested that, with respect to any legal references made in the prospectuses regarding the funds’ principal investment strategies, the Registrants explain the meaning of those references (for example, the disclosure states that a fund may invest in other investment companies, including exchange-traded funds, to the extent permitted under the 1940 Act) in an appropriate location and that they comply with plain English requirements as set out in IM Guidance Update No. 2014-8.

Response:                                        The Registrants appreciate the Staff’s comment but believes the language adequately and accurately describes the funds’ principal investment strategies.

4.                                      Comment:                                     The Staff requested that the Registrants revise the prospectus disclosures related to Item 4 of Form N-1A to remove “open-ended” terms and phrases such as “include but not limited to.”

Response:                                        The Registrants appreciate the Staff’s comment and will consider revising in connection with the funds’ next annual update.

5.                                      Comment:                                     The Staff noted that material portions of the filing are incomplete (e.g., fee table information and portfolio turnover rates) and this does not allow for the Staff to provide any comments to these sections. Please provide the Staff with the missing disclosure prior to filing the post-effective amendment.

Response:                                        It is the Registrants’ understanding that it is general industry practice to file Rule 485(a) filings with the expense tables incomplete as that information is generally not available at the time of filing. The Registrant respectfully declines to provide the complete expense tables prior to filing a post-effective amendment under Rule 485(b), but confirms that these will be completed before the filing goes effective.

6.                                      Comment:                                     The Staff noted that many of the funds have waiver disclosure which states that the management fee waiver is “an estimated” amount (i.e. Voya High Yield Portfolio, a series of Voya Investors Trust).  Please provide an explanation as to why the waiver should not be disclosed as an actual amount.

Response:                                        The amount of each of these waivers will vary based upon a fund’s assets and is not a set amount, therefore the amount of this waiver is disclosed as estimated. The structure of these waiver arrangements is further detailed in the funds’ statements of additional information.

PROSPECTUS

Fees and Expenses of the Funds

7.                                      Comment:                                     The Staff requested that the Registrants confirm that the expense ratios reflected in the section entitled “Annual Fund Operating Expenses” of each fund’s prospectus include any leverage costs.

Response:                                        To the extent a fund had any leverage costs, the Registrants confirm that such costs would be included in the expense ratios.

8.                                      Comment:                                     With respect to the Class R6 prospectus for Voya Small Company Portfolio (a series of Voya Variable Portfolios, Inc.), the Staff requested that the Registrant clarify the use of estimated “Other Expenses.”

Response:                                        The Registrant uses estimated “Other Expenses” because Class R6 is a new share class structure for this fund. Analogous to Instruction 6 to Item 3 of Form N-1A with respect to new funds, footnote disclosure has been included to the table indicating “Other Expenses” are based on estimated amounts.

9.                                      Comment:                                     With respect to any fund that uses short sales as part of its investment strategy, the Staff requested that the Registrants confirm if dividends paid on the stocks sold short are included in the funds’ expense tables.

Response:                                        The Registrants confirm that any dividends paid on stocks sold short by a fund, if applicable, are included in the respective fund’s fee table.

10.                               Comment:                                     The Staff requested that the Registrants confirm that appropriate disclosure will be added for “Acquired Fund Fees and Expenses” in the funds’ respective Annual Fund Operating Expenses tables as required by Instruction 3(f)(i) to Item 3 of Form N-1A.

Response:                                        The Registrants confirm that they will include a line item for “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses table, if necessary, in accordance with Instruction 3(f)(i) of Item 3 of Form N-1A.

11.                               Comment:                                     The Staff commented that many of the funds’ have limited disclosure to the expense tables with respect to the terms of a fund’s fee waiver arrangements and referenced VY® American Century Small-Mid Cap Portfolio (a series of Voya Partners, Inc.) as one example.  The Staff requested that the Registrants confirm that the length of each waiver included in the expense table is at least one year from the effective date of the prospectus, confirm that any recoupment arrangements are disclosed and confirm that all contractual fee waiver arrangements will be filed in a post-effective amendment to each Registrant’s registration statement.

Response:                                        The Registrants confirm that all fee waiver arrangements reflected in the expense tables are in place for at least one year from the effective date of the prospectuses, that any recoupment arrangements, if applicable, under a fee waiver have been disclosed and that all contractual fee waivers will be filed in upcoming post-effective amendments for each Registrant, as applicable.

12.                               Comment:                                     The Staff noted that disclosure regarding certain waiver arrangements state that the waiver is subject to possible recoupment by the investment adviser. The Staff requested that the Registrants revise this disclosure to state that the amount of the recoupment of prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived. The Staff also requested that the Registrants supplementally confirm compliance with the 2009 Investment Companies Industry Developments Audit Risk Alert Item 73 (“ARA-73”).  Last, the Staff requested that the Registrants confirm that any fees or expenses that are excluded from any waiver arrangements have been disclosed.

Response:                                        The Registrants appreciate the Staff’s comment but believe the current prospectus disclosure adequately describes the material terms of each fund’s waiver agreements. In addition, the terms of recoupment applicable to a fee waiver, including limitations on the investment adviser’s ability to recoup any expenses reimbursed within 36 months of the waiver or reimbursement if such recoupment can be achieved without exceeding the expense limit in effect at the time of the recoupment, are further detailed in the section entitled “Expense Limitations” in the funds’ statements of additional information.  The Registrants also confirm that it is in compliance with ARA-73 in instances where a fund’s fee waiver arrangement is modified to increase a fund’s expense cap.  Last the Registrants confirm that any fees or expenses that are excluded from a waiver arrangement are disclosed.

13.                               Comment:                                     With respect to Voya Liquid Assets Portfolio (a series of Voya Investors Trust), the Staff noted that in the 2015 prospectus the fee waiver line item for two of the fund’s share classes reflected “none” but in the text of the fee waiver footnote there are references to waived amounts.  The Staff requested that the Registrant please confirm and explain supplementally how this fee waiver is being implemented.

Response:                                        This waiver seeks to assist the fund in maintaining a net yield of not less than zero and therefore the amount of this fee waiver can vary monthly and is not a set amount. The Registrant believes it is appropriate to footnote the fee waiver for the current fiscal year, reflecting amounts waived for the fund’s most recent fiscal year, rather than including it in the expense table.

Principal Investment Strategies

14.                               Comment:                                     The Staff requested that the Registrants confirm that all principal investments strategies are disclosed in Item 4 of each Prospectus and have corresponding risks in the “Principal Risks” section.

Response:                                        The Registrants confirm that all principal investment strategies are reflected in Item 4 of each Prospectus and the Registrants have reviewed the “Principal Risks” and believe that they are appropriate given each fund’s respective “Principal Investment Strategies.”

15.                               Comment:                                     For those funds that invest primarily in “Underlying Funds” (i.e. Voya Solution Portfolios and Voya Index Solution Portfolios, each a series of Voya Partners, Inc.), the Staff requested that the Registrants confirm the status of such Underlying Funds as affiliated or unaffiliated.  In addition, the Staff requested that the Registrants discuss the specific risks of investing in the Underlying Funds including whether or not the adviser of the affiliated Underlying Funds will waive its management fee.

Response:                                        The Registrants confirm that the Underlying Funds may be affiliated or unaffiliated. The Registrants disclose the investment strategies and risks of the Underlying Funds in which such funds may invest more than 5% of their assets under the section titled “Key Information about the Underlying Funds” in the funds’ prospectuses. In addition to this disclosure, the Registrants believe that the principal risks of investing in the Underlying Funds, generally including the fees of the Underlying Funds, are covered under the risk entitled “Other Investment Companies” in the funds’ prospectus and statement of additional information.  In addition, the section of the funds’ prospectuses entitled “Conflicts of Interest” discusses conflicts that arise and fee matters regarding investment in affiliated and unaffiliated underlying funds.

16.                               Comment:                                     The Staff requested that if any of the funds engage in leverage the Registrants should revise the principal investment strategies to disclose that they engage in leverage.

Response:                                        The Registrants appreciate the Staff’s comment but believe that the funds’ principal risks adequately disclose leverage in the risks related to the investment strategies which might give rise to leverage.

17.                               Comment:                                     The Staff requested that the Registrants explain how each fund will use securities lending to achieve its investment objective and define “short-term or long-term basis.”

Response:                                        The Registrants appreciate the Staff’s comment but believe the current disclosure is adequate.

18.                               Comment:                                     With respect to those funds that may invest in exchange-traded funds, the Staff requested that the Registrants disclose the types and include specific risks inherent with respect to these investments.

Response:                                        The Registrants disclose the investment strategies and risks of the Underlying Funds in which such funds may invest more than 5% of their assets under the section titled “Key Information about the Underlying Funds” in the funds’ prospectus. In addition to this disclosure, the Registrants believe that the principal risks of investing in exchange-traded funds generally are covered under the risk entitled “Other Investment Companies” in the funds’ prospectus and statement of additional information.

19.                               Comment:                                     The Staff requested that the Registrants confirm that the derivatives related disclosure for any fund investing in derivative instruments describes the specific derivative instruments, and their related risks, that the funds will use to achieve their investment objective.  The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements in the letter from Barry D. Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute dated July 30, 2010.

Response:                                        The Registrants confirm.

20.                               Comment:                                     With respect to Voya Global Bond Portfolio (a series of Voya Partners, Inc.), the fund’s principal investment strategies indicate that it may invest in credit default swaps; the Staff requested that the Registrant confirm that the fund would segregate the full notional value of the credit default swaps.

Response:                                        The Registrant confirms.

21.                               Comment:                                     For any of the funds’ that indicate in their principal investment strategies that they may invest in total return swaps; the Staff requested that the Registrants confirm that the funds would set aside the appropriate amount of segregated assets for these investments as indicated in Investment Company Act Release No. 10666 and Investment Company Act Release No. 29776.

Response:                                        The Registrants confirm.

22.                               Comment:                                     For all funds subject to the 80% test under Rule 35d-1 of the 1940 Act regarding investment company names, the Staff requested that if a fund uses derivatives to comply with such test, the fund disclose this fact and also disclose that the derivatives used have economic characteristics similar to the underlying security. The Staff also requested that the Registrants explain supplementally how the derivatives will be valued (notional or market).

Response:                                        The Registrants confirm that currently one of the funds, VY® BlackRock Inflation Protected Bond Portfolio (a series of Voya Investors Trust), may use derivatives to meet the 80% test under Rule 35d-1.  The Registrant also confirms that this fact, as well as the fact that the derivative instruments will have economic characteristics similar to inflation-index bonds, is disclosed in the fund’s prospectus. The Registrant also confirms that the derivatives currently used by the VY® BlackRock Inflation Protected Bond Portfolio are valued at market value for purposes of testing compliance with Rule 35d-1.

23.                               Comment:                                     The Staff requested that the Registrants confirm that each type of foreign security is disclosed and has related appropriate risks disclosed.

Response:                                        The Registrants confirm.

24.                               Comment:                                     With respect to the use of “Global” or “International” in the name of a fund, the Staff requested the Registrants revise the disclosure with respect to how each fund will be invested in countries economically tied throughout the world, suggesting that the Registrants could include a percentage of a fund’s assets as one example.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant believes that the current disclosure is consistent with the guidance provided by the U.S. Securities and Exchange Commission in footnote 42 of the Investment Company Act Release No. 24828.

25.                               Comment:                                     For those funds that invest principally in emerging markets securities, the Staff requested that the Registrants declare a method of determining when a security is considered to be an emerging market security.

Response:                                        The Registrants appreciate the Staff’s comment but believe the current disclosure is adequate.

26.                               Comment:                                     For those funds that are subject to Rule 35d-1, the Staff requested that the Registrants disclose what will be included in the 20% “basket” of securities.

Response:                                        The Registrants appreciate the Staff’s comment but believe the principal investment strategies adequately disclose these investments.

27.                               Comment:                                     With respect to Voya Balanced Portfolio (a series of Voya Balanced Portfolio), the Staff commented that funds with “balanced” in their name should be invested at least 25% in equity securities and at least 25% in “fixed income senior securities,” however, the fund’s principal investment strategies refer only to equity securities and “fixed-income securities.”

Response:                                        The Registrant appreciates the Staff’s comment but believes the current disclosure is adequate.

28.                               Comment:                                     With respect to Voya Liquid Assets Portfolio (a series of Voya Investors Trust) as well as any other money market funds, the Staff commented that the Registrants should be aware that there may be new or additional disclosure requirements after April 14, 2016.

29.                               Comment:                                     The Staff commented that for VY® Clarion Real Estate Portfolio, and other funds that invest in master limited partnerships as part of their principal investment strategies, their expense tables should include a current income line item and a deferred line item.  In addition, these funds’ principal risks should include an energy risk and specific tax risk disclosure for this type of investment.

Response:                                        The Registrant appreciates the Staff’s comment but believes that the addition of current and deferred income line items to the fund’s expense table is inapplicable to a fund that elects to be taxed, and intends to qualify annually to be taxed, as a regulated investment company under provisions of Subchapter M of the Internal Revenue Code. Further, Registrant believes that the current disclosures are adequate.

30.                               Comment:                                     With respect to VY® JPMorgan Emerging Markets Portfolio (a series of Voya Investors Trust), the Staff commented that the Registrant needs to revise the disclosure regarding the method of determining an emerging market country.

Response:                                        The Registrants appreciate the Staff’s comment but believe the current disclosure is adequate.

Performance

31.                               Comment:                                     The Staff requested that the Registrants confirm compliance with instruction 2(b) to Item 4 of Form N-1A when adding secondary benchmarks.

Response:                                        The Registrants confirm.

Principal Risks

32.                               Comment:                                     The Staff commented that for those funds that invest in Underlying Funds, include risks that state the Underlying Funds may have different strategies and risks and also disclose if the investment adviser to the affiliated funds is waiving the management fees.

Response:                                        The Registrants appreciate the Staff’s comments but believe these issues are addressed in the risk entitled “Other Investment Companies.” In addition, the section of the funds’ prospectuses entitled “Conflicts of Interest” discusses conflicts that arise and fee matters regarding investment in affiliated and unaffiliated underlying funds.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

33.                               Comment:                                     The Staff requested that the Registrants confirm that all non-principal investment strategies and risks are included in the SAI per Item 16(b).

Response:                                        The Registrants confirm.

34.                               Comment:                                     With respect to the section entitled “Supplemental Description of Fund Investments and Risks — Investments, Investment Strategies, and Risks,” the Staff noted that the Funds’ non-principal investment strategies as compared to the Funds’ principal investment strategies need to be more clearly noted. The purpose of the SAI is not to repeat the principal investment strategies and risks disclosed in the prospectuses.  In addition, the Staff requested that the Registrants confirm that a fund’s principal investment strategies and risks are listed fully in the prospectuses.

Response:                                        The Registrants appreciate the Staff’s comment but declines to make the requested changes.  The funds’ SAIs provide disclosure regarding investment strategies beyond those disclosed in the prospectuses and although such disclosure may be otherwise discussed in the prospectuses, the Registrant does not believe it is precluded from providing a description of those investment strategies in the statement of additional information as well.  Last the Registrants confirm that a fund’s principal investment strategies and risks are listed fully in the prospectuses.

35.                               Comment:                                     For those funds that concentrate their investments, the Staff requested that the Registrants revise these funds’ fundamental investment restrictions regarding concentration in any one industry to include the reference “or group of industries” pursuant to Investment Company Act Release No. 23064.

Response:                                        The Registrants appreciate the Staff’s comment, but believe that revising the fundamental policies in this manner is not required and may otherwise require a shareholder vote.

36.                               Comment:                                     For those funds that are funds-of-funds, the Staff requested that the Registrants include in the SAIs, where appropriate, that the funds will consider the concentration policies of the Underlying Funds when determining the compliance of their own concentration policies.

Response:                                        The Registrants respectfully decline to make the requested change at this time. The Registrants are not aware of any requirement to “look through” its investments in an Underlying Fund to the underlying securities held by the Underlying Fund for purposes of determining compliance with its policy on concentration.

37.                               Comment:                                     With respect to the discussion of borrowing in the Fundamental Investment Restrictions, the Staff requested that the Registrants confirm that maximum percentages are disclosed and to confirm that the borrowing program and asset coverage is continuously monitored.

Response:                                        The Registrants confirm.

38.                               Comment:                                     If a fund may pledge, mortgage, or hypothecate assets to secure borrowings, please disclose this as a non-fundamental investment policy and describe any applicable 1940 Act limitations.

Response:                                        The Registrants appreciate the Staff’s comment but believe this is not required by Form N-1A.

39.                               Comment:                                     With respect to any fund that may lend portfolio securities, the Staff requested that the Registrants confirm: (1) if a fund may use securities lending as a principal investment strategy that it is disclosed in the fund’s prospectus along with appropriate risks; (2) the disclosure indicates the maximum percentage that each fund may devote to securities lending (regulatory maximum is 1/3 of a fund’s assets); (3) the disclosure should also specify that the costs of securities lending is not included in the fund’s expense table; (4) that the fund bears risk of loss; and (5) that a fund’s Board has a fiduciary obligation to recall securities for a proxy vote.

Response:                                        The Registrant appreciates the Staff’s comment and confirms that with respect to each fund that may use securities lending as a principal investment strategy, the maximum percentage that such fund may devote to securities lending is stated in each Fund’s Principal Investment Strategies section in the Prospectus and that such fund discloses the appropriate related risks including risk of loss. In addition, the SAI states that “A Fund might experience a loss if the financial institution defaults on the loan. With respect to items (3) and (5) listed above, the Registrant appreciates the Staff’s comments but believes the current disclosure in each applicable Fund’s prospectus expense table and SAI is sufficient. We note that the SAI currently states that “A Portfolio will not have the right to vote any securities having voting rights during the existence of the loan, but a Portfolio may call the loan in anticipation of an important vote to be taken by the holders of the securities or the giving or withholding of their consent on a material matter affecting the investment.”

40.                               Comment:                                     With respect to the section entitled “Net Fund Fees Waived and/or Reimbursed,” the Staff Commented that fees that are waived or reimbursed should be in two separate categories and not combined.  The Staff also commented that it was unclear how this section would apply to a fund’s administrator.  The Staff requested that the Registrants revise the table’s presentation to present these separately.

Response:                                        The Registrants appreciate the Staff’s comment but believe the current disclosure is compliant with Item 19 of Form N-1A.

The following comment was made separately by the Staff to Jay Stamper on April 1, 2016.

41.                               Comment:                                     With respect to the section entitled “Asset-Backed Securities” the Staff commented that the last sentence of the first paragraph which states: “Privately-issued mortgage-backed securities will not be treated as constituting a single separate industry” is in contradiction with the views of the SEC in that the SEC considers these to be concentration in a single, separate industry.

Response:                                        For the reasons detailed below, the Registrants respectfully decline to make the changes requested by the Staff. Fixed-income investors use Asset-Backed Securities to gain exposure to securities with predictable payment, prepayment, and duration characteristics, and of known credit quality. Those elements depend on the structure of the securities, the characteristics of the borrowers represented in an asset pool, geographic exposure of the pool, the overall credit rating of the pool, collateralization, tranche, and other characteristics being only indirectly related, if at all, to the type of asset that is the subject of the underlying financing. The individuals or other obligors on the assets securitized through Asset-Backed Securities tend to be diversified and dispersed, geographically, financially, and demographically, and do not themselves belong to any single “industry.”  The Staff has not adopted a formal policy regarding this matter, or exposed its view to public comment, and industry practice varies as to this matter. In fact, the Registrants are aware of a number of very large mutual fund complexes with which the Registrants compete that take a position comparable to the one proposed here. As set forth below, The Registrants believe that treating privately-issued mortgage-backed, non-agency residential mortgage-backed securities, commercial mortgage-backed securities, and collateralized mortgage obligations (together, referred to herein as “certain mortgage related securities”) as not part of any industry for purposes of the Registrants’ concentration policy is a reasonable position consistent with Staff legal requirements.

1.                                      Guide 19

The Staff’s views on industry concentration were discussed in Guide 19 to Form N-1A, adopted by the SEC when it first adopted Form N-1A to assist registrants in the form’s preparation, in which industry concentration is defined as an investment of more than twenty-five (25) percent of the value of a fund’s assets in any single industry.(1)  In providing guidance on the Staff’s views regarding industry classifications, Guide 19 stated in relevant part:

A registrant […] may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

Guide 19 therefore allowed registrants to define their own particular industry classifications as long as the registrants ensured that their classifications were reasonable and that the companies within a particular industry had materially similar primary economic characteristics. Even though the guidelines were rescinded in 1998 as part of unrelated amendments to Form N-1A,(2) registrants still rely on the guidelines.(3)

2.                                      “Industry” Defined

As part of implementing a Registrant’s concentration policy, a Registrant is required to determine which types of securities are considered to be part of an “industry” under its concentration policy.  Neither a Registrant’s concentration policy, the 1940 Act, nor any SEC regulation defines “industry” for 1940 Act concentration policy purposes.  In fact, the definition of the term “industry” has been debated at the SEC in the past,(4) with the SEC even acknowledging that the “treatment of ‘concentration’ [has] suffered from problems of industry definition. There is no clear standard to determine what constitutes an ‘industry.’”(5)

As is commonly accepted, the term “industry” is viewed as an aggregation of companies that produce similar products or services (e.g., the energy or telecommunications industry).  In comparison, certain mortgage related securities are a type of security and are no more an “industry” than futures, preferred stock or debentures are industries.  Moreover, several publicly available industry classification schemes, including the codes discussed below, do not classify certain mortgage related securities as part of any particular industry.

(1)                                 Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 6479 at Guide 19 (Aug. 12, 1983) (“Form N-1A Adopting Release”).

(2)                                 Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 7512 (Mar. 13, 1998).

(3)                                 A recent amicus brief filed by the SEC indicates the Commission expressly approves of the Guide 19 instruction that registrants may make their own reasonable industry classifications so long as they are not overly broad within the meaning of Guide 19. Brief for Securities and Exchange Commission as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp. Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010)(“Although the 1983 guidelines do not apply to registration statements currently filed under Form N-1A [citation omitted], the Commission agrees with the portion of Guide 19 quoted above, upon which the investment company industry continues to rely (as reflected by the parties’ arguments here)”)(the “SEC Amicus Brief”).

(4)                                 See DIVISION OF INVESTMENT MANAGEMENT, U.S. SECURITIES AND EXCHANGE COMMISSION, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY REGULATION, at 281 n.103 (May 1992), (“it is often difficult to fit companies into distinct industry categories”).

(5)                                 Money Market Fund Reform, Investment Company Act Release No. 28807, at n.224 (June 30, 2009).

For example, with regard to fixed-income investments, debt securities are often classified by type of instrument or sector of the debt-security market and not by industry.  Corporate, mortgage-backed, asset-backed, and international securities each represent a different sector of the fixed-income market, but do not necessarily relate to any one particular industry or group of related industries.

3.                                      The Particular Structure of Certain Mortgage Related Securities Does Not Allow For Industry Classification Within the Meaning of Guide 19

The notion of “industry” indicates that it applies to issuers that deal in similar products or services.  As Guide 19 states, an “industry” should not be comprised of “companies” whose “primary economic characteristics” are materially different.  With regard to certain mortgage-related securities, it is the Registrants’ view that the variety of securities and assets that fall within the definition of the term “certain mortgage-related securities” is too large to legitimately view them as an industry.  For example, mortgage-backed securities may be backed by traditional residential mortgages, second or home equity mortgages, mortgages on multi-family properties as well as commercial properties, each of which will ultimately have very different economic risk characteristics.  If all of these securities were treated as one single “industry,” this would go against the Staff’s guidance, which explicitly provides that the primary economic characteristics of issuers in an industry should not be materially different.(6)  The varied primary economic characteristics of the issuers underlying these securities would therefore conflict with the Staff’s guidance in Guide 19 if they were treated as one “industry.”

In particular, the SEC has noted in a release on asset-backed securities (the “ABS Release”) that with regard to asset-backed securities, the issuers of such asset-backed securities are fundamentally different from corporate securities and operating companies.(7) As the SEC explained, “In offering […] [asset-backed securities], there is generally no business or management to describe. Instead, information about the transaction structure and the characteristics and quality of the asset pool and servicing is often what is most important to investors.”  As such, with regard to asset-backed securities, the fundamental focus should be on the quality of the pool assets.(8)  As this language demonstrates, the SEC has acknowledged that asset-backed securities are fundamentally different from corporate securities or operating companies, do not fall within a specific industry categorization and are themselves composed of securities from a variety of industries.  Therefore, the similarity of asset-backed securities and certain mortgage related securities in their relation to their underlying assets would indicate that for mortgage related securities the focus should also be on the underlying quality of the pool assets.  The relevance to investors of the underlying securities means that the concept of an industry classification to describe certain mortgage related securities would not be an adequate reflection of their perception in reality and how they should be consistently viewed by the SEC.

Moreover, the varying economic characteristics of certain mortgage related securities indicate that they should not be regarded as part of any “industry.”  The various borrowers that underlie each individual security may differ greatly and may, for example, as for mortgagors, show vast differences in terms of geography, consistency of net worth, attitude about making payments on mortgages, or differences in job security or future income potential.  The ability of all these factors to have a significant effect on a particular mortgagor’s ability and desire to pay their mortgage, combined with other factors such as the economy on a national, regional and local scale may affect the risk characteristics of these types of securities.

(6)                                 Guide 19, supra note 1.

(7)                                 SEC release, Asset-Backed Securities, Securities Act Release 8518 (Dec. 22, 2004)

(8)                                 See id. As the SEC said in Item 111(b) “the material characteristics will vary depending on the nature of the pool assets.”

In in our experience, many debt security investment advisers invest in Asset Backed Securities not in order to gain exposure to any particular type of asset or industry, but in order to gain exposure to securities with predictable payment, prepayment, and duration characteristics, and of known credit quality. Those elements depend on the structure of the securities, the characteristics of the borrowers represented in an asset pool, geographic exposure of the pool, the overall credit rating of the pool, collateralization, tranche, and other characteristics being only indirectly related, if at all, to the type of asset that is the subject of the underlying financing.

The approach to view certain mortgage related securities as composed of securities from potentially a variety of industries aligns with the SEC’s approach in its ABS Release, which acknowledged that mortgages could be composed of securities from different industry sectors. The ABS Release specifically included as one of its requirements the obligation to provide the “industry sector for commercial mortgages,” thus, indicating that commercial mortgages can be composed of different industry sectors.(9)  As the SEC’s language in the ABS Release therefore demonstrates, the SEC itself has confirmed that the concept of industry classifications is not appropriate with regard to certain mortgage related securities because the nature and risk characteristics of such securities heavily depend on the underlying securities and can themselves be comprised of securities from different industries.

4.                                      Generally Recognized Industry Classification Schemes Do Not Classify Mortgage Related Securities as Part of Any Industry

Guide 19 itself refers to an SEC publication, the Directory of Companies Filing Annual Reports with the Securities and Exchange Commission (the “Directory”),(10) which has served the Staff as an authority for establishing industry classifications.  Although the most recent version of the Directory is dated September 30, 1999, the SEC still publishes industry classifications on its website(11) that are purportedly based on the widely-recognized Standard Industrial Classification (SIC) Codes, which list “Real Estate,” “Operators of Nonresidential Buildings,” and “Real Estate Investment Trusts” as separate industries.(12)

In addition, the NAICS Codes,(13) which were designed to replace the SIC Codes do not use industry classifications that establish mortgage related securities, or any equivalent designation as an

(9)                                 See id. One of the questions that the Release asks is to describe the material characteristics of the asset pool, which includes a question to describe the type and/or use of underlying property, product or collateral and to specify the industry sector for commercial mortgages. See Item 1111(b)(7)(iv).

(10)                          Directory of Companies Required to File Annual Reports with the Securities and Exchange Commission (Sept. 30, 1999)(the “Directory”).

(11)                          Available at http://www.sec.gov/info/edgar/siccodes.htm. The current list is organized by three separate column headings: “SIC Code,” “A/D Office,” and “Industry Title.” The preamble to the list states, “[t]he Standard Industrial Classification Codes that appear in a company’s disseminated EDGAR filings indicate the company’s type of business. These codes are also used in the Division of Corporation Finance as a basis for assigning review responsibility for the company’s filings. For example, a company whose business was Metal Mining (SIC 1000) would have its filings reviewed by staffers in A/D Office 9.” In this context, it appears the primary function of the SEC’s classification methodology is a logistical one (i.e., to assign filings for review by appropriate offices within the Division of Corporation Finance). Accordingly, it is unclear if the Directory’s classifications, as currently published on the SEC website, should be viewed as a substantive determination by the SEC that a particular type of security or issuer is an “industry” within the meaning of the 1940 Act, or simply a means of routing incoming filings among the Staff.

(12)                          See SIC Codes 6189, 6500, and 6798, respectively.

(13)                          EXECUTIVE OFFICE OF THE PRESIDENT, OFFICE OF MANAGEMENT AND BUDGET, NORTH AMERICAN INDUSTRY CLASSIFICATION SYSTEM (2007) (the “NAICS Codes”). First adopted in 1997, the NAICS Codes are a standardized industry classification system for the United States, Canada and Mexico that replaced the SIC Codes.

“industry.”  Several government agencies use the more modern NAICS Codes instead of the SIC Codes, although some agencies such as the SEC still use the SIC Codes as the basis for their industry classifications.

The existence of different classifications and the Staff’s different approaches over time, demonstrates that there is a level of subjectivity involved in defining what constitutes a “reasonable” industry classification.  In other words, if the current NAICS Code does not classify mortgage related securities as an “industry,” while the SEC or the Staff determined otherwise, by definition different persons come to different conclusions as to what is a reasonable industry classification. Accordingly, a registrant following the Staff instruction of Guide 19, could reasonably determine that certain mortgage related securities are non-industries, in the same way that the drafters of the NAICS Codes or the Staff in the past determined that such securities were not industries.

Indeed, during at least the first sixty-five years of administration of the 1940 Act, we are unaware of the Staff or the SEC taking the position that certain mortgage related securities are an industry.  A change in the Staff’s approach is not only troublesome from a policy perspective because it was made without an official interpretation that would have permitted the opportunity to comment, but it also demonstrates the variety of approaches that can be taken with regard to the designation of an industry in this context.  If the SEC can arrive at different outcome over time, it would be reasonable not to view certain mortgage related securities as part of any industry in the absence of an official SEC interpretation.

5.                                      The Staff’s Position Would Not Be in the Best Interest of Investors

If the Staff’s position were implemented, it would have negative effects on the ability of a fund to tailor its securities allocations to the needs of its investors.  If a fund were locked into maintaining its concentration at certain artificial, Staff imposed levels by virtue of adopting the Staff’s policy, it would require portfolio managers to limit or increase a fund’s allocations to particular securities.  In this case, the portfolio management team is seeking greater discretion to maintain the level of securities in certain mortgage related securities at a level that it believes works best for its investment strategy and is in the best interest of investors.  As such, the Staff’s position to prescribe certain artificial industry concentration levels would hinder these professional managers in managing the Fund in a manner that they think is in the best interests of the Fund and the Fund’s investors.

Moreover, the Staff’s focus on industry concentration diverts from the importance of proper risk disclosure for the Fund.  The experience of recent years has vividly demonstrated the importance of specific and carefully tailored risk disclosure that states that these securities, like other classes of fixed income securities, have risk characteristics that need to be accounted for and understood by investors.  The Fund has therefore ensured that its disclosure includes appropriate disclosures on the risks of this particular asset class.  Therefore, the application of specific industry concentration designations would diminish and divert from the importance of providing adequate risk disclosures.

The Registrants do not think that the Staff’s position is sufficiently supported by Staff guidance to require a revision of its current disclosure and the Registrants are unaware of a provision of the 1940 Act or SEC regulation that would necessarily prohibit viewing certain mortgage related securities as not part of any “industry” or group of related “industries.” Therefore, the Registrants have decided to keep its current disclosure as is.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Mutual Fund Legal Department
Voya Investment Management

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Voya Investments, LLC

Elizabeth J. Reza, Esq.
Rope& Gray LLP

APPENDIX A

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

April 21, 2016

VIA EDGAR

Ms. Kimberly Browning

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Balanced Portfolio, Inc.

(File Nos.  33-27247; 811-5773)

Voya Intermediate Bond Portfolio

(File Nos.  2-47232; 811-2361

Voya Investors Trust

(File Nos. 33-23512; 811-5629)

Voya Money Market Portfolio

(File Nos. 2-53038; 811-2565)

Voya Partners, Inc.

(File Nos. 333-32575; 811-08319)

Voya Variable Funds

(File Nos. 2-51739; 811-2514)

Voya Variable Portfolios, Inc.

(File Nos. 333-05173; 811-7651)

Dear Ms. Browning:

Voya Balanced Portfolio, Inc. Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Money Market Portfolio, Voya Partners, Inc., Voya Variable Funds, and Voya Variable Portfolios, Inc. (each a “Registrant” and collectively the “Registrants”) are responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the U.S. Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Mutual Fund Legal Department
Voya Investment Management

Attachments

cc:	Elizabeth J. Reza, Esq.